SEC 1344 (03-05)
OMB Number: 3235-0058
Expires: March 31, 2006
Estimated average burden
hours per response .. 2.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ___Form 10-K   ___Form 20-F    ☒  Form 11-K   ___Form 10-Q   ___Form 10-D   ___Form N-SAR   ___Form N-CSR
For Period Ended: December 31, 2004

___Transition Report on Form 10-K
___Transition Report on Form 20-F
___Transition Report on Form 11-K
___Transition Report on Form 10-Q
___Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Arbitron 401(K) Plan
142 West 57th Street
New York, New York 10019
(212) 887-1300

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (03-05)
OMB Number: 3235-0058
Expires: March 31, 2006
Estimated average burden
hours per response .. 2.50

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Arbitron is unable to file the Annual Report for the Arbitron 401(K) Plan on Form 11-K for the year ended December 31, 2004 within the prescribed time period without unreasonable effort and expense due to unforeseen delays in the collection and review of information and completion of drafting necessary responses to items required to be included in the Annual Report on Form 11-K.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William J. Walsh	212	887-1408

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒      No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐      No☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Arbitron 401(K) Plan

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005	By:	/s/ William J. Walsh

Chief Financial Officer, Executive Vice President of Finance and Planning, and Chairman of the Arbitron Retirement Committee